Atna Reports More Assay Results at Pinson Mine Project

Vancouver, B.C. (September 29, 2004) Atna Resources Ltd. (TSX:ATN) has received additional reassay results from its Pinson project, Nevada. Intercepts of gold mineralization from previous drilling below the open pits in the CX and Range Front zones are being reassayed to enable integrating the data into planned resource calculations. Reassay results reported in the table below confirm the high grade nature of the principal feeder structures to the CX open pit gold deposit, where production ceased in 2000. Data from the 11 holes in the table below and from 2 previously reported drill holes (September 8, 2004) suggest continuous gold mineralization in the CX zone from subsurface for over 1400 feet down dip. Multiple mineralized intercepts in some of the holes suggest the possibility that new zones of mineralization may remain to be discovered.

Drill Hole Number	From (feet)	To (feet)	Intercept Length (feet)	Replicate Assay g/tonne Au
CX ZONE

HPR-078	720	750	30	18.35 g/t
including	725	735	10	30.10 g/t

RH-456	330	355	25	16.53 g/t
and	460	470	10	21.93 g/t

RHA-1684	640	655	15	20.47 g/t
and	655	665	10	8.61 g/t

HPR-120	600	615	15	16.22 g/t

RCH-520	380	400	20	13.10 g/t
and	420	445	25	11.49 g/t
and	445	460	15	15.48 g/t

HPR-056	425	435	10	6.60 g/t
and	495	515	20	16.37 g/t

RCH-518	360	380	20	15.43 g/t

RHA-1552	145	165	10	13.55 g/t
and	485	495	10	11.93 g/t

RH-456	325	360	35	14.16 g/t

RH-467	455	470	15	12.84 g/t

HPR-057	525	540	15	10.90 g/t

Assays were completed by standard fire assay methods at ALS Chemex laboratories in Reno, Nevada. The variability of the reassays versus the original assays is generally less than ±5%. Atna’s quality assurance and control program shows strong reproducibility of analytical standard samples and the variance is well within industry standards for assay reproducibility. All drill holes are inclined and intersect moderate to steeply dipping mineralized horizons at high angles. Three drills are presently engaged on the property. Atna plans to integrate reassay data with the results of its own drill program to calculate a resource estimate in January. Additional results from the reassay program and from new drill holes in the current drill program will be made available upon receipt of assays and completion of check analyzes of mineralized intercepts.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

For further information contact:

ATNA RESOURCES LTD.
Deanna McDonald, Geologist, Manager Investor Relations
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: dmcdonald@atna.com
http://www.atna.com